Telos Corporation 19886 Ashburn Road Ashburn, Virginia 20147-2358 Phone (703) 724-3800 www.telos.com

December 7, 2011

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn. Ms. Maryse Mills-Apenteng

Washington, D.C. 20549

Re:	Telos Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 31, 2011
File Number: 001-08443

Dear Ms. Mills-Apenteng:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated November 30, 2011 to Telos Corporation (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. Due to the travel schedules of the Company’s senior finance executives combined with the holiday season, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussions with the Staff last week and today, the Company will respond to the Staff’s comment letter on or before January 13, 2012.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (703) 726-2270 or Christopher R. Johnson of Miles & Stockbridge at (410) 385-3532. Thank you very much.

TELOS CORPORATION

By:	/s/ Michael P. Flaherty
Michael P. Flaherty
Executive Vice President, General
Counsel, and Chief Administrative Officer

cc:	Ryan Houseal, Securities and Exchange Commission
Christopher R. Johnson, Miles & Stockbridge P.C.